Sheet1

Final Proxy Results - ML Asset Income Fund (Cluster C)
1st Meeting Date: 04/26/2000
2nd Meeting Date: 05/31/2000
Record Date: 03/15/2000
As of: May 31, 2000

				Units Voted			Percentage of Total Outstanding Units Voted				Percentage of Total Units Voted

	Shares Needed	Outstanding	Votes Needed							Votes Received
Fund	To Pass	Shares	50% + 1	For	Against	Abstain	For	Against	Abstain	over 50% + 1	For	Against	Abstain

Proposal for the merger of ML Asset Income (Cluster C )	-30,038	937,858	468,930	498,968	2,058	17,715	53.20%	0.22%	1.89%	-3.20%	96.19%	0.40%	3.41%
into Global Allocation Fund (Global Cluster)

Last Updated on 02/26/2001
By MLMAG